[RETALIX LOGO]




CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940

FOR IMMEDIATE RELEASE

                  Retalix Announces Conference Call to Discuss
                              First Quarter Results
                     And Increases Its Guidance for FY 2005

Ra'anana, Israel, April 1, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the first quarter of 2005 on Monday, May 9, 2005 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix CEO Barry Shaked and CFO Danny Moshaioff. First quarter results will be released on Monday, May 9th, 2005 at 5:00 AM EST (2:00 AM PST and 12:00 Israeli Time).

After giving effect to its acquisitions of IDS and TCI, which have been announced today, Retalix increases its 2005 guidance. Retalix stated that it anticipates total revenues for FY 2005 to exceed $185 million, and annual net income for FY 2005 to exceed $15 million.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Retalix's web site at www.retalix.com, which web site is not part of this release.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisitions of IDS and TCI, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                       ###